Exhibit 21

SUBSIDIARIES

Subsidiary	Jurisdiction
Helix Technologies, Inc.	Delaware
Forian LLC (f/k/a Medical Outcomes Research Analytics, LLC)	Delaware
Helix Legacy, Inc.	Delaware
Green Tree International, Inc.	Colorado
Kyber Data Science LLC	Delaware
Kyber Data Sub LLC	Delaware
Kyber Health Data LLC	Delaware